 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cherry, Robert (Last) (First) (Middle) 1601 Washington Avenue, 8th Floor (Street) Miami, FL 33139 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LNR Property Corporation LNR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 01/21/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								$133	I	By IRA Trust
Common Stock								$1	I	By Savings Plan
Common Stock	01/21/2003			F	3,669	D	33.58	35,719	D
Common Stock								$25,000(1)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Common Stock Options	$24.8125							10/31/98	10/30/07	Common Stock	13,500		$13,500	D
Common Stock Options	$17.3125							01/01/99	12/14/07	Common Stock	32,698		$32,698	D
Common Stock Options	$18.15625							01/28/01	01/27/10	Common Stock	10,000		$10,000	D
Common Stock Options	$26.84375							01/17/02	01/16/11	Common Stock	10,000		$10,000	D
Common Stock Options	$31.30							01/02/03	01/01/12	Common Stock	10,000		$10,000	D
Stock Purchase Agreement(2)	$28.80							04/01/03	04/01/06	Common Stock	12,519		$12,519	D
Stock Purchase Agreement(3)	$36.00							04/01/03	04/01/07	Common Stock	6,771		$6,771	D
Explanation of Responses:

(1) Restricted shares held pursuant to the 2000 Stock Option and Restricted Stock Plan, with 12,500 vesting on each of 1/19/04 and 1/19/05.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Cherry will make purchases of LNR common stock. These purchases will total 12,519 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Cherry will make purchases of LNR common stock. These purchases will total 6,771 shares.

By:	Date:
/s/ Robert Cherry	01/23/2003
Robert Cherry
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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